

Mail Stop 3561

April 21, 2009

Mr. Avraham Dan
Managing Director
ICTS International N.V.
Biesbosch 225
JC Amstelveen, The Netherlands

>   **Re: ICTS International N.V.**
>   **Item 4.01 Form 6-K**
>   **Filed January 8, 2009**
>   **File No. 000-28542**

Dear Mr. Dan:

We have completed our review of your Form 6-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant